Postal Code 20549-0305

								November 18, 2004


via facsimile 213-243-2539 and U.S. mail

O. Victor Edelbrock
Chief Executive Officer and President
Edelbrock Corporation
Executive Vice President, Chief Operating Officer
2700 California Street
Torrance, California  90503

Re:  	Edelbrock Corporation

Revised Schedule 13E-3			Revised Preliminary Proxy on
Schedule 14A
Filed November 10, 2004			Filed November 10, 2004
File No. 5-53153				File No. 0-24802

Form 10-Q for the period ended		Form 8-K filed November 9, 2004
September 25, 2004				Items 2.02, 9.01
Filed November 9, 2004

Form 10-K for the period ended
June 30, 2003
Filed September 28, 2003
	File no. 0-24802


Dear Mr. Edelbrock:

	We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed November 9, 2004 for the period ended September 25,
2004

Controls and procedures, page 17
1. Based on their evaluation, Messrs. Edelbrock and Feles must provide a conclusion regarding the effectiveness of Edelbrock`s disclosure controls and procedures as defined in Rule 15d-15(e) of the Securities Exchange Act of 1934. It is inappropriate to conclude that the disclosure and controls are suitable and effective for the Company, taking into consideration the size and nature of the Company`s business and operations. Please revise as necessary.

Preliminary Proxy Materials

Special Factors, page 19
2. Please revise the disclosure to explain the specific factors contemplated by the merger agreement and those factors that are within the discretion of the special committee in determining whether an offer qualifies as an indication of interest or a "bona fide proposal."
3. We note your response to our prior comment no. 9, but have the following comment. Please advise us why the special committee did not consider Mr. Edelbrock`s refusal to sell his shares a breach of his fiduciary duties.
Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.


	Please direct any questions regarding the accounting comments to Beverly Singleton, Staff Accountant, at (202) 942-1912, or in her absence, to Linda Cvrkel, Review Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-2920.

							Sincerely,


							Nicholas Panos
							Special Counsel
							Office of Mergers and Acquisitions

Cc: 		via facsimile
Sean McAvoy

Esme C. Smith

Jones Day

2882 Sand Hill Road, Suite 240

Menlo Park, California 94025


L. Cvrkel
B. Singleton
J. Losert




Edelbrock Corporation
November 18, 2004
Page 3





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE